SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF A FOREIGN ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

OF THE SECURITIES EXCHANGE ACT OF 1934

June 30, 2015

Commission File Number 001-36761

Kenon Holdings Ltd.

1 Temasek Avenue #36-01

Millenia Tower

Singapore 039192

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If ‘‘Yes’’ is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

THIS REPORT ON FORM 6-K IS INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-201716) OF KENON HOLDINGS LTD. AND IN THE PROSPECTUSES RELATING TO SUCH REGISTRATION STATEMENT.

On June 30, 2015, Kenon Holdings Ltd. (“Kenon”) held an Annual General Meeting of Shareholders (the “Annual General Meeting”) for the purposes of voting on the proposals set forth below:

•	Proposal 1(a) to (h): Re-election of directors to Kenon’s board of directors

•	Proposal 2: Re-appointment of statutory auditors for the financial year ending 31 December 2015 and authorisation of the Kenon’s directors to fix their remuneration

•	Proposal 3: Ordinary resolution to approve the standing authority for payment of cash compensation to non-executive directors

•	Proposal 4: Ordinary resolution to approve the standing authority for the grant of annual equity compensation to non-executive directors

•	Proposal 5: Ordinary resolution to approve the one-time equity compensation to Mr. Kenneth Gilbert Cambie

•	Proposal 6: Ordinary resolution to authorise the ordinary share issuances

•	Proposal 7: Ordinary resolution to authorise the grant of awards under the Share Incentive Plan 2014 and/or options under the Share Option Plan and allot and issue ordinary shares.

A quorum was present for all of the proposals.

Each of the director nominees identified in proposals 1(a) to (h) was re-elected and each of proposals 2 to 7 was approved by Kenon’s shareholders at the Annual General Meeting.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Kenon Holdings Ltd.

Date: June 30, 2015	By:	/s/ Yoav Doppelt
	Name:	Yoav Doppelt
	Title:	Chief Executive Officer